Exhibit (a)(1)(C)

FORM OF EMAIL TO ELIGIBLE PARTICIPANTS

From:      tenderoffer@gci.com

Sent:       August 6, 2009

To:          [NAME]

Subject:        GCI Stock Option Exchange Program Web Site and PIN

Dear [NAME]:

As announced, GCI has launched a Stock Option Exchange Program (the “Exchange Program”) effective today, Thursday, August 6, 2009.  The Exchange Program allows you an opportunity to exchange your eligible stock options for shares of restricted stock.  Complete details are available through the attached website link.  If you decide to accept GCI’s offer to exchange your options, you must complete and submit a Letter of Transmittal/Withdrawal (which can be submitted online) before 11:59 p.m. Alaska Daylight Time on Friday, September 4, 2009.  Elections or changes to elections cannot be accepted after this time.

You will be able to make your election to participate in the Exchange Program on the BNY Mellon Shareowner Services (“BNY Mellon”) web site dedicated specifically to GCI.  For security purposes, a Personal Identification Number (PIN) has been assigned to you to access your personal information and make your election choices.

Your PIN is: ##############

Please visit the web site through the following link; https://www.corp-action.net/GCI and follow the instructions for accessing your personal information and making and submitting your elections. The site includes links to access a copy of the Tender Offer document filed with the SEC and a list of frequently asked questions (FAQ) that you may have about the Exchange Program.

If you have questions, please e-mail tenderoffer@gci.com